Entergy:  Managing Risk and
Pursuing Opportunities
Deutsche Bank Securities
2012 Clean Tech, Utilities & Power Conference
May 15, 2012
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1 1
Caution Regarding Forward-looking Statements and
Caution Regarding Forward-looking Statements and
Regulation G Compliance
Regulation G Compliance
In this presentation, and from time to time, Entergy Corporation makes certain “forward-looking statements”
within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011, (ii)
Entergy’s Form 10-Q for the quarter ended March 31, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this presentation and subsequent securities filings and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business into a subsidiary of ITC Holdings Corp.
Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by
ITC Holdings Corp. shareholders.
This presentation includes the non-GAAP measures of operational net income, debt to capital, excluding securitization debt, gross liquidity and operational earnings per share when describing Entergy’s results of operations and financial performance.  We have prepared reconciliations of these measures to the most directly comparable GAAP measures. These reconciliations can be found on slides 45 – 50. Further information about these measures can be found in Entergy’s investor earnings releases, which are posted on our website at www.entergy.com.

2 2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”)
registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from
Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA
70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling
248-946-3000.

3 3 3
Business Model Based on Operational Excellence,
Business Model Based on Operational Excellence,
Portfolio Management and Point of View
Portfolio Management and Point of View
Supply / Demand Climate / Weather Data
Environment Legislation / Regulation
Fuel Prices Market Environment
Credit Markets Capital Markets
Entergy’s Legacy Positions Entergy’s Business Model
Portfolio
Management
Create
Options
Short Positions
Long Positions
Strict
Risk
Limits
Business
Strategy
Driven by:
Markets
Skills
Scale
Scope
Positions
Rigorous
Analysis
Structured
Contracts
Asset
Development
/ Acquisitions
Asset
Disposition
Structured
Contracts
Operational
Excellence
Produce
Products /
Services
Achieve
Productivity
Manage
Relationships
Current
Point of
View
Entergy’s Businesses
30,000 MW electric generating
capacity
2     largest U.S. nuclear
generator
2.8 million utility customers
More than $11 billion revenues
15,000 employees
Utility
6 vertically integrated electric utilities (5 retail regulators)
4 contiguous states – Arkansas, Louisiana, Mississippi, Texas
21,000 MW generating capacity
15,700 miles high-voltage transmission lines
Entergy Wholesale
Commodities
6 nuclear units owned
at 5 sites (5,011 MW)
1 nuclear plant
managed (800 MW)
Non-nuclear wholesale
capacity (1,601
MW)
Competitor /
Industry Standards
nd

As a POV Company, We Continually Adapt
As a POV Company, We Continually Adapt
by Managing Risk and Pursuing Opportunities
by Managing Risk and Pursuing Opportunities
Wholesale
Commodities
Businesses
Regulated
Businesses
Internal
Sustainability
98 00 02 04 06 08
Renewal
Financial Flexibility
Capital Return to Shareholders
Productivity Improvements
Environmental Consciousness
Low-Income Initiatives
Safety
10
Wholesale / Pwr Development Performance and Restructuring Focus
TX Competitive Retail
Entergy Nuclear EWC
Enexus
Spin-off
Transition to
Competition
TTC –
TX & AR
TTC TX
Legis
Clarity
Customer Care, Reliability, Storm Response / Recovery,
Efficient Rate Recovery Mechanisms
Transco / RTO ICT (Transmission)
E-RSC
Supply Plan / Portfolio Transformation Strategy
12
MISO / ITC
Entergy Power Mktg
Divest to
Invest
Entergy-Koch Gas Strategy
Illustrative
4

✓ (reliability, service, regulatory)		✓ (Divest to Invest)	
	✓ (hedging / liquidity)			✓ (acquired plants)
		✓ (ring-fenced)		✓ (sold for gain)
			✓ (separate stock)	
		✓ (risk reduction)		
			✓ (separate stock)	✓ (thru ITC stock)

5 5 5
Some Examples –
Some Examples –
Past and Present
Past and Present
Grow
Grow
Insulate
Insulate
Isolate
Isolate
Separate
Separate
Back to
Basics
EWC
Entergy-Koch
Joint Venture
Enexus
Spin-off
MISO
Transco
Spin / Merge
-----Risk Management-----
-----Risk Management-----
Strategies

1 Stock
Proposed
2 Stocks
Hybrid Stock
Hybrid Stock
Insulate
Isolate
Separate
Grow

6 6 6
Entergy Today
Entergy Today
ETR
Shareholders
Vertically
Integrated
Utility
EWC
Illustrative
Utility
EWC
ETR
Shareholders
Operational Excellence and Portfolio Management
Proposed Today Future?
Isolate,
Separate
Business Risks
to Maximum
Extent Possible
Transco

Insulate
Isolate
Separate
Grow
ITC
Transmission Only

7 7 7
Paths Forward –
Paths Forward –
The Utility
The Utility
2013
Join MISO
Transco
Spin / Merge
2012
Regulatory
Major
Investments
Managing
Human
Capital
Objectives
Facilitate
Prudent
Investments
Maintain Credit
Regulatory
Meet Owner
Expectations
Operate
Safely,
Effectively,
Efficiently
2014 2015 2016…
The Path
Forward
Generation
Transmission
Distribution
7
Illustrative

ENOI #1 ELL #2 EGSL #3 EMI #5 ETI #11 EAI #19 Out of 155

8 8 8
Utility Financial Aspirations Consider System Needs
Utility Financial Aspirations Consider System Needs
and Customer Cost
and Customer Cost
Customer Cost
System Needs Financial Aspirations
To ensure quality service and reliability
8
For the 12 months ending Dec 31, 2011 vs 2008,
of 155 companies and jurisdictions, Entergy’s Utility OpCos
delivered among the largest bundled residential price reductions
Utility Income Growth Outlook
•
6 – 8% compound annual net
income growth from 2010
through 2014 (2009 base)
Operating Company
Credit Quality and Flexibility
•
Investment grade
•
Lower risk profile

9 9 9
11
Service and Reliability Are the Foundation
Service and Reliability Are the Foundation
Utility Operations Statistics
1998 vs 2000 and 2001 through 2011
Outage Frequency / SAIFI
Avg number per customer per year,
excluding major storms
Safety / Lost Work Day Incident Rate Regulatory Outage Complaints; #
Outage Duration / SAIDI
Avg minutes per customer per year,
excluding major storms
01
01 11
01 11 01 11
1.08
0.60
44%
98 00
278
172
98 00
38%
63%
535
196
98 00
37%
98 00
3.54
2.24

10 10 10
Regulatory Mechanisms Tailored for Specific Issues
Regulatory Mechanisms Tailored for Specific Issues
Rate Case
Specific
Recovery
Cost Recovery
Formula Rate
Plan
Goal: timely recovery of costs and the opportunity to earn on prudent investment
Illustrative
Regulatory Mechanisms for Cost Recovery
Non-fuel O&M
Maintenance capital
Example
Acquisitions
Capacity costs
Environmental
emission costs
Energy efficiency
Renewables
Storm
Full review of costs
Rate design
X%
X%
Acadia Unit 2
14ft

11 11 11
Infrastructure and Service Investment Opportunities
Infrastructure and Service Investment Opportunities
Support Operational and Financial Objectives
Support Operational and Financial Objectives
Generation
Transmission
•
Investments to accommodate new service
and maintain existing service
•
Investments to meet existing NERC
Transmission Planning (TPL) standards
and certain anticipated rule changes
•
Other economic investments
•
Smart Grid / infrastructure requirements /
renewables
•
Potential Self-Build Options
•
Potential Nuclear Capacity
Construct and/or repower generating
facilities on existing Entergy utility sites
Construct uprates; preserve option
to build new units at Grand Gulf and
River Bend sites
Acquire or contract merchant capacity
built over the past decade
•
Gas-Fired Capacity
Utility Capital Investment Plan
2012E – 2014E; % of Total – Prepared Jan 2012
$6.0B
Other
Transmission
Other Generation
Portfolio
Transformation
0%
25%
50%
75%
100%
12E – 14E
Transmission

PUBLIC UTILITY COMMISSION OF TEXAS

LOUISIANA PUBLIC SERVICE COMMISSION

GREAT SEAL OF THE STATE OF ARKANSAS

CITY OF NEW ORLEANS LOUISIANA

MISSISSIPPI PUBLIC SERVICE COMMISSION

12 12 12
An Active Regulatory Agenda Required to Implement
An Active Regulatory Agenda Required to Implement
Texas
•
Rate case filed Nov 2011 and hearing recently concluded; procedural schedule calls for final decision by jurisdictional deadline of July 30, 2012
•
PUCT voted to include determination of a purchased capacity cost baseline amount in current rate case; awaiting Staff proposal on rider
Louisiana
•
Ninemile 6 project approved in
Mar 2012
•
1-year FRP extensions
approved in Nov 2011
•
Base rate case filings to be
made by Jan 2013
Mississippi
•
Hinds acquisition approved in
Feb 2012; awaiting decision on
cost recovery
•
2011 test year FRP filed in Mar
2012; earned ROE within
bandwidth, no rate change
New Orleans
•
Ninemile 6 PPA approved
•
ENOI anticipates that it will
discuss possible renewal or
extension of the FRP (current
3-year term ends with 2011 test
year filing)
Arkansas
•
Settlement reached in Hot
Spring proceeding that will
permit cost recovery through a
capacity rider; awaiting APSC
decision on acquisition
General Regulatory Update

Drivers / Variables
– Environmental
– Compliance
– Storms
– Fleet / infrastructure upgrades
– Other

13 13 13
Utility Capital Investment Needs on the Horizon
Utility Capital Investment Needs on the Horizon
Present Risks and Opportunities
Present Risks and Opportunities
Average Annual Utility Investment
2002 – 2014E and potential beyond; $B
Three-year
capital plan
Illustrative
Includes
major storms
Does not include
major storms
1
Capital investment figures shown for beyond 2014E are illustrative and subject to uncertainty and variability
1
1.3
1.7
02 – 06 07 – 11 12E – 14E Beyond 14E
2.0
2.8
1.5 –
???

Split Split	Split Split Improvement	Transformational
	Split Split		
	Only in a Day 2 market	Split Split	Split Split
			Split Split

14
Transmission Business Initiatives Help to Address
Transmission Business Initiatives Help to Address
Risks and Opportunities
Risks and Opportunities
ICT (Current) Move to MISO MISO + Spin / Merge
Entergy
Utility
•
T planning
•
T operations
•
Balancing authority
– Gen commitment and
dispatch
– Ancillary services
– Real-time energy balancing
•
T compliance
•
T planning
•
T operations
•
Offer generation or self
schedule
•
T compliance
•
Offer generation or self
schedule
ICT
•
T planning
•
T service
•
T compliance
RTO
•
T planning
•
T service
•
Day ahead market
•
Consolidated balancing
authority
– Gen commitment and
dispatch
– Ancillary services
– Real-time energy balancing
•
T compliance
•
T planning
•
T service
•
Day ahead market
•
Consolidated balancing
authority
– Gen commitment and
dispatch
– Ancillary services
– Real-time energy balancing
•
T compliance
Transco
•
T planning
•
T operations
•
T compliance

15 15 15
Recent Events Mark Progress Towards Achieving
Recent Events Mark Progress Towards Achieving
Transmission Business Objectives
Transmission Business Objectives
Texas
•
Application filed Apr 2012
•
Hearing scheduled for 7/30/2012 –
8/1/2012; jurisdictional deadline is
10/27/2012
•
One party has challenged certain
aspects of the filing
– PUCT may review issue 5/18/2012
– Could result in need to refile
Louisiana
•
Application filed Oct 2011
•
LPSC Staff conditionally supportive
of joining MISO
•
Hearing held 5/2/2012; on agenda for
consideration at 5/23/2012 LPSC
Business and Executive Session
Mississippi
•
Application filed Dec 2011
•
Hearing scheduled for Jul 2012;
decision expected by end of Aug
2012
New Orleans
•
Application filed Nov 2011
•
CCNO Advisors recommend several
conditions should CCNO approve
•
Hearing scheduled for Sep 2012
Arkansas
•
Application filed Nov 2011
•
EAI and coal plant co-owners
reached agreement on how the
plants will operate after EAI’s
integration into MISO
•
Hearing to begin in late May 2012
FERC
•
Additional power flow – over and
above the 1,000 MW assumed in
studies – authorized under existing
SPP-MISO Joint Operating
Agreement
•
MISO’s cost allocation tariff
provisions to transition integration
of Entergy were conditionally
accepted
MISO Regulatory Update

16 16 16
Proposed ITC Transaction –
Proposed ITC Transaction –
The Next Step in
The Next Step in
Transforming the Business Model
Transforming the Business Model
•
– Generation
– Distribution
•
~$1.775B of debt will be issued by Entergy in
connection with the internal separation of the
transmission business, the proceeds from which
will be used for debt reduction
•
Each Entergy Utility Operating Company's capital
structure after the spin-off and merger anticipated
to be consistent with capitalization prior to the
transaction
•
Prior to the merger, ITC
expects to effectuate a
$700M recapitalization
currently anticipated
to be a special dividend
•
Entergy shareholders to merge
spun transmission business
with ITC merger subsidiary
•
New Holdco to survive
•
Entergy shareholders to receive
50.1% of ITC stock
Entergy
Shareholders
Parent
Creditors
Utility
OpCos
Entergy
Wholesale
Commodities
OpCo
Creditors
Entergy
Shareholders
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
Illustrative
Entergy Utility Operating Companies comprised of:

17 17 17
Entergy Customers and Other Stakeholders
Entergy Customers and Other Stakeholders
To Benefit from Independent Transco
To Benefit from Independent Transco
•
Increases flexibility of Entergy’s investment alternatives
•
Protects credit quality of Entergy’s Operating Companies
•
Supports efficient infrastructure investment
•
Improves access to capital for transmission business
•
Combines best operating practices of both Entergy and ITC
•
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
•
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
•
Provides singular focus on transmission system performance,
planning and operations
•
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance
open access initiatives and promote access to competitive
energy markets
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model

18 18 18
Paths Forward –
Paths Forward –
EWC
EWC
2012 2013 2014 2015 2016…
License
Renewal
Managing
Human
Capital
Objectives
Meet Owner
Expectations
Operate
Safely,
Securely,
Efficiently
Obtain License
Renewals
Optimize
Margins
Strategically
Transact on POV
Preserve
Business Option
Value
Illustrative

19 19 19
Operational Excellence Also Important for EWC
Operational Excellence Also Important for EWC
Annual Forced Loss Rate
1991 – 2011; %
Indian Point
Energy Center
Entergy Previous Owners
EWC Nuclear Operational Track Record
1
EWC Nuclear includes Palisades but excludes Cooper; pre-Entergy data based upon published reports; operational data based on 18/24 month cycle;
production cost based on 3-year average
Capability
Factor; %
Forced Loss
Rate; %
RFO Duration;
Avg Days
INPO Index;
#
Prod Cost;
$/MWh
% Improved
vs Pre-ETR
2011
21
81 70
60
9
92
2.4
27
89
24.57
10
9
46
50 49
17
33
39
8
45
1
2
1
2
2
1
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11
4
1
4 4
1
1
1

~$4.1B in capacity
factor improvements /
uprates, or
~88 TWhs
@ ~$47/MWh

20 20 20
Operational Excellence Translates Into Improved
Operational Excellence Translates Into Improved
Financial Performance
Financial Performance
Total Net Generation
@Pre-ETR Ownership
Avg Capacity Factor
1
Uprates
Capacity Factor
Improvements
EWC Nuclear Output
Jan 1999 – Dec 2011; TWh
Illustrative
1
Assumes pre-ETR ownership average capacity factor of 75%
0
5
10
15
20
25
30
35
40
45
99 00 01 02 03 04 05 06 07 08 09 10 11

21 21 21
License Renewal Protects Long-term Value
License Renewal Protects Long-term Value
of Nuclear Assets
of Nuclear Assets
NRC License Renewal Status
Unit Expiration Status Recent Events / Next Steps
Pilgrim 6/8/2012
Awaiting
ASLB &
NRC
decisions
•
Intervenors have taken steps to slow or block license
renewal at the NRC, federal court and state avenues
•
On 4/20/2012, NRC Staff sent document asking NRC
Commissioners to authorize license issuance
– NRC could issue license with issues outstanding
•
ASLB resolved all admitted contentions and the NRC
Staff completed its review
Indian
Point 2
9/28/2013
Pre-
hearing
filings
before
ASLB
•
Final Safety Evaluation Report issued in 2009; SER
Supplement issued 8/30/2011
•
Final Supplemental Environmental Impact Statement
issued Dec 2010; narrow supplement likely
•
Initial ASLB hearings to begin 10/15/2012
–
Current pace points to likely application of
“Timely Renewal Doctrine” to Indian Point 2 and
potentially Indian Point 3
Indian
Point 3
12/12/2015
“Timely Renewal Doctrine”
(i.e., continue to operate
until NRC decision)
NRC License Renewals Issued for 20 years
Palisades renewed on 1/17/2007 (expires 3/24/2031)
FitzPatrick renewed on 9/8/2008 (expires 10/17/2034)
Vermont Yankee renewed on 3/21/2011 (expires 3/21/2032)

22 22 22
Protecting Value Includes Resolving Legal and State
Protecting Value Includes Resolving Legal and State
Regulatory Uncertainties
Regulatory Uncertainties
Current Status Issue Description
Indian Point Water
Quality Proceedings
Indian Point Coastal
Zone Management
Act
•
New York State Dept of
Environmental Conservation
position: New Clean Water Act
§ 401 water quality certification
required for license renewal
•
SPDES
1
water discharge permit
renewal – not NRC requirement
for license renewal
•
Submitted notice to NRC of no final
decision on WQC in required 1-year
time period
•
Adjudicatory initial hearings before
NYSDEC held in 4Q11 through
early 1Q12; hearings expected to
resume later in 2012 and extend
into early 2013
•
Federal law designed to
promote appropriate multiple
uses of coastal resources
•
Consistency with New York
State’s federally-approved
coastal zone management
program to be resolved before
NRC license renewal issuance
1 State Pollutant Discharge Elimination System
Continued Operation
of Vermont Yankee
•
Entergy VY v Shumlin before
Second Circuit Court of Appeals
•
Certificate of Public Good
proceeding before Vermont
Public Service Board
•
Appeal of NRC license issuance
in U.S. DC Circuit Court
•
Briefing expected for most of 2012,
with decision in 2013
•
Procedural schedule established by
VPSB with decision anticipated in
late 3Q13 / early 4Q13
•
Oral argument held 5/9/2012;
awaiting decision

NEW YORK ENERGY HIGHWAY
nyenergyhighway.com
"Key to powering our economic growth is expanding our energy infrastructure."
N.Y. GOVERNOR
Andrew M. Cuomo
THE NEW YORK ENERGY HIGHWAY
Request for Information (RFI)
April 19, 2012
May 30, 2012

23 23 23
Continued Operation of Indian Point Advances
Continued Operation of Indian Point Advances
New York’s Stated Goals and Objectives
New York’s Stated Goals and Objectives
Independent Analysis
Do you favor or oppose renewing the licenses
for the electricity-generating nuclear plants
at the Indian Point Energy Center?
Public Opinion
New York Administration Initiatives
“IPEC’s retirement will exert measurable
net economic and environmental costs,
which we have quantified in part . . .
We have not attempted to quantify all
these costs; many of them are
well beyond the scope of this analysis.”
--Charles River Associates study, 8/2/2011,
commissioned by
New York City Dept of Environmental Protection
Source:  Charlton Research Company
55
44
49
55
53
24
37
37
31
28
21 19
14
14
19
0
20
40
60
Aug 10 Mar 11 Aug 11 Oct 11 Feb 12
Favor
Oppose
Know
Don’t

24 24 24
Natural Gas Market: An Over-supplied Picture for Now
Natural Gas Market: An Over-supplied Picture for Now
NYMEX Henry Hub Natural Gas Prices
Jan 2011 – May 2012; $/MMBtu
Japan
Earthquake /
Tsunami
2013
2020
2016
Economic concerns
Warm winter
Natural gas market
oversupply
2014
2
3
4
5
6
7
8
Jan 11 Apr 11 Jul 11 Oct 11 Jan 12 Apr 12

25 25 25
Hedging Strategies Protect Near-term Value,
Hedging Strategies Protect Near-term Value,
While Retaining Longer-term Option
While Retaining Longer-term Option
% Revenue Contracted
EWC Nuclear Contracted Revenues
Balance of 2012E – 2016E; as of Apr 26, 2012
Price, $/MWh
1 Assumes successful license renewal and uninterrupted normal operation at all plants
2 Includes contracted and merchant energy and capacity revenues, based on market prices as of 4/30/2012
% of Projected Revenues Contracted
1
Average Revenue
Under Contract
Projected Revenue
(as of 4/30/2012)
0
20
40
60
80
100
0
20
40
60
80
100
Bal 12E 13E 14E 15E 16E
1
2
Firm products with call
options for post-license
renewal volumes
Cap operational and
liquidity risks
Allow for market upside
Cap downside, allow for
market upside
Maximize liquidity,
optimize timing, minimize
transaction costs
Mitigate operational risk,
lower UC costs
Larger volumes of collars
Optimizing UC / LD mix
Using portfolio length,
including RISEC
Optimizing hedge timing,
volumes and products
around POV

26 26 26 Paths Forward – Paths Forward – Entergy Entergy Illustrative Utility EAI EGSL ELL EMI ENOI ETI G D T LDC Other Nuclear Fossil Wind District Energy Utility EWC EWC

27
Bottom Line:  Manage Risk, Remain Financially Solid
Bottom Line:  Manage Risk, Remain Financially Solid
and Rationally Grow the Business
and Rationally Grow the Business
1 Net of $0.5B issuances for Equity Unit retirements and
employee equity plan issuances
Operational
Net Income
Share Repurchases (net)
Dividends
Return of Capital
1999 – 2011; $B
Debt to Capital, Excl Securitization Debt
2007 – 2011; %
Gross Liquidity
(Cash and Cash Equivalents + Revolver Capacity)
2007 – 2011; $B
Debt to capital
Year-end storm reserve escrow
account balance
As-Reported
Net Income
Total Shareholder Return
10/30/1998 – 12/31/2011; %
S&P 500
Philadelphia Utility Index
Entergy
Assumes $100 invested
at closing price
on 10/30/1998
1 New CEO named; Board turns company back over to management
$11.1B Total
(500)
0
500
1,000
1,500
2,000
99 01 03 05 07 09 11
0
100
200
300
400
500
600
98 00 02 04 06 08 10
3.0
2.6
3.2
3.6
2.7
0
1
2
3
4
5
07 08 09 10 11
57
59
56
55 55
0
20
40
60
80
07 08 09 10 11
1
1

28
A Full Slate of Issues and Opportunities
A Full Slate of Issues and Opportunities
Areas to Manage
Opportunities
•
Safety / Operations
•
Reasonably-priced reliable
electric service
•
EPS
–
Commodity Prices
•
Free Cash Flow
–
Projects
–
Owners: Dividends /
Repurchases
•
Credit
•
Legal / Regulatory Concerns
•
Manage What We Control
–
Costs
–
Operations
–
Investment
•
Protect & Grow
–
MISO
–
ITC Spin / Merge
–
Others???
Actively
Engaged to
Work
Opportunities

29 29 29
Summary
Summary
29
•
Utility fundamentals are strong
–
Constructive investment program
–
Strategic initiatives like MISO and ITC, which will benefit
customers and other stakeholders
–
Declining natural gas and power prices
–
Regulatory and political pressures
–
Regulatory strategy, operating model and market-facing
activities to preserve valuable long-term option
•
EWC financial performance expected to decline over next few
years
•
Long-term strategy to manage risk, remain financially solid
and rationally grow the business

Entergy: Managing Risk and Pursuing Opportunities Deutsche Bank Securities 2012 Clean Tech, Utilities & Power Conference May 15, 2012

31 31 31 Appendix I Appendix I Additional Information Additional Information

32 32 32
Revised 2012 Earnings Guidance
Revised 2012 Earnings Guidance
As-Reported and Operational EPS
2012E Guidance (after-tax) – Updated April 2012
5.80
5.25
(0.18)
(0.26)
(0.24)
Original 12E
Operational Guidance
Midpoint
Revised 12E
Operational Guidance
1Q12
weather
impact
0.14
(0.23)
5.25 Midpoint
4.85 – 5.65 Range
1 Originally prepared November 2011 and revised April 2012
2 As-reported earnings guidance will be updated to reflect special items as recorded throughout 2012
Increased
income tax
expense due
to write-off
of regulatory
asset
Increased non-
fuel O&M due
to final
pension
assumptions
0.22
Reduced
operating
expenses
from VY
impairment
Decreased
EWC net
revenue due
to market
prices
Other
(incl interest
expense, non-
fuel O&M,
potential
income tax
benefits)
(0.55)
Revisions
2
As-Reported
As-Reported
3.95 Midpoint
3.55 – 4.35 Range
2
1

LPSC									
APSC									
MPSC									
CCNO									
PUCT

33 33 33
Transmission Business Initiatives –
Transmission Business Initiatives –
MISO Change of Control Proceedings
MISO Change of Control Proceedings
Key Dates in Retail Regulatory Change of Control Proceedings to Join MISO
Mar Apr May Jun Jul Aug Sep Oct
Intervenor / Staff testimony 3/14 4/10
Rebuttal 4/19
Hearing 5/2
Decision TBD
Intervenor / Staff testimony 3/16 4/27
Rebuttal / Sur- surrebuttal 4/13 5/11
Hearing 5/30-6/1
Decision TBD
Intervenor / Staff testimony 4/23-5/23 6/11
Rebuttal 6/25
Hearing 7/19
Deadline for decision 8/31
Intervenor / Advisors testimony 3/23 5/7 8/3
Cross- Answering / Rebuttal 6/7 8/22
Hearing 9/18
Decision TBD
Filing 4/30
Intervenor / Staff testimony 7/5, 7/16
Rebuttal 7/23
Hearing 7/30-8/1
Deadline for decision 10/27

34 34 34
Transmission Business Initiatives –
Transmission Business Initiatives –
Spin-Merge Transaction with ITC
Spin-Merge Transaction with ITC
•
•
•
Primary Filings and Approvals for Spin / Merge of Transmission Business
Authority Requirements Target Timing
Entergy retail
regulators
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
•
Authorization to incur debt in some jurisdictions
Initial filings
are expected
to begin
mid-year
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to
transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Hart-Scott-
Rodino Act
•
Pre-merger notification to review potential antitrust and
competition issues
Work is
expected to
begin in the
second and
third quarters
of 2012
IRS
•
Private letter ruling substantially to the effect that certain require-
ments for a tax-free treatment of the distribution of Transco are met
Securities and
Exchange
Commission
•
financial statements and disclosures), and
•
Transco Registration Statement
ITC
shareholders
Approvals required for:
Merger,
•
Issuance of shares to ETR shareholders, and
•
Amendment to ITC charter to increase authorized number of shares
•
ITC Form S-4 and Proxy Statement (including audited Transco
•

35 35
Utility Investments –
Utility Investments –
Hot Spring and Hinds Energy Facilities
Hot Spring and Hinds Energy Facilities
2011 2012
Acquisitions Announced
Apr 2011
1
Hot Spring Hinds
MW 620 450 (summer rating)
Seller KGen Power Corporation
Total Investment $277M; $447/kW $246M; $547/kW
Transmission Upgrades ~$440K – $25M $580K
Plant Type / Fuel Source Combined cycle / natural gas
Location Hot Spring County, AR Jackson, MS
Commercial Operation 2002 2001
Jurisdiction EAI EMI
Recovery Mechanism Seeking rider recovery
Regulatory Status Settlement permits
cost recovery through
rider; awaiting APSC
decision
Acquisition approved
in Feb 2012; awaiting
MPSC decision on
cost recovery
Hot Spring
Energy Facility
Hinds Energy Facility
Targeted Close
Around Mid-2012
1
Closing is contingent on obtaining regulatory approvals and cost recovery, as well as other closing conditions
Parties have satisfied obligations under HSR Act;
review of the transactions by the DOJ is ongoing

36 36
Air Permit
Issued
Aug 2011
Utility Investments –
Utility Investments –
Ninemile 6 New CCGT Plant
Ninemile 6 New CCGT Plant
2015
Ninemile 6
MW ~550
Total Investment $721M, excluding transmission
Spending Prior to 2012: $26M; 2012E-2014E: $660M
Plant Type / Fuel Source Combined cycle / natural gas; new construction
Location Westwego, LA
Expected In-Service Date First part of 2015
Jurisdiction ELL; PPAs to EGSL (25%) and ENOI (20%)
Recovery Mechanism ELL and EGSL will recover costs through their respective FRPs, if in effect when the project is
placed in service, or through base rate case
filings; ENOI will make a base rate case filing
Status Approved; full notice to proceed issued
Ninemile Point
2012 2011 2010 2013
Estimated
In-Service Date
First Part of
2015
2014
LPSC,
CCNO
Orders
Full Notice to
Proceed Issued
Market Test
Decision
Jul 2010
Air Permit
Application Filed
Sep 2010
LPSC,
CCNO
Filings Made

37 37
Anticipated Completion of
NRC Review and
Implementation of Uprate
Summer 2012
Utility Investments –
Utility Investments –
Grand Gulf Uprate
Grand Gulf Uprate
2009 2012
Board
Approved
Jul 2009
Installation in
Spring 2012
Refueling Outage
MPSC Issued Certificate of Public
Convenience and Necessity
Nov 2009
2010 2011
Grand Gulf
Nuclear Station
Grand Gulf Uprate
Estimated Power Uprate 178 MW
Estimated Cost
1
$874M (total project, including transmission)
Spending Prior to 2012: $448M; 2012E: $426M
Plant Type / Fuel
Source
Nuclear
Jurisdiction SERI 90% (sales to EAI / ELL / EMI / ENOI);
SMEPA 10%
Status Installation in progress
Recovery Mechanism
NRC Formally Accepted
License Amendment
Application for Review
Dec 2010
1
Estimated total capital investment to be made in the course of the implementation uprate project (including South Mississippi Electric Power
Association’s share)
Included in cost of service once completed; costs
recovered by OpCos through existing mechanisms

38 38
Utility Investments –
Utility Investments –
Waterford 3 Steam Generator Replacement
Waterford 3 Steam Generator Replacement
2012
Estimated
In-Service Date
Dec 2012
2008
ELL Petitioned LPSC to
Replace 2 Steam Generators
Jun 2008
2010 2011 2009
ELL Notified LPSC
RSGs Would Not Be
Delivered in Time to
Meet Current Schedule
Dec 2010
Installation
Fall 2012
Waterford 3
Estimated Cost $687M
Spending Prior to 2012: $384M; 2012E: $263M; 2013E: $40M
Plant Type / Fuel Source Nuclear
Status
•
Installation revised to Fall 2012 outage
•
Extensive Spring 2011 RFO inspections support
continued operation for next cycle
Jurisdiction
Recovery Mechanism
•
Eligible for recovery through 2011 test year FRP
•
Subject to refund and subsequent prudence review
Regulatory Status Pending determination of the revenue requirement through ELL’s 2011 test year FRP filing, costs will be
reflected in rates subject to refund
Waterford 3
Steam Electric Station
ELL
LPSC Approved
Stipulated Settlement
Nov 2008
ELL Filed for Est
1st-Year Revenue
Requirement
Dec 2011

39 39 39
Vermont Yankee –
Vermont Yankee –
Legal and State Regulatory Proceedings
Legal and State Regulatory Proceedings
Authority Milestone 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13
U.S. Court of
Appeals –
D.C. Circuit
Oral argument on appeal of NRC
license issuance
5/9
Decision
TBD
U.S. Court of
Appeals for
the Second
Circuit
State’s opening / reply briefs
6/4
VY’s opening / reply briefs
Oral argument
TBD
Decision
TBD
Certificate of
Public Good
before
Vermont
Public
Service
Board
Amended application filed
4/16
VY direct testimony
6/29
Other parties’ direct testimony
10/22
Public hearings
Nov
Hearings on direct testimony
2/11-
2/22
VY rebuttal testimony
3/11
Other parties’ surrebuttal testimony
4/24
Hearings on rebuttal testimony
6/17-
6/28
Initial briefs / proposals for decision
8/6
Reply briefs
8/26
Decision
TBD
Key Dates
1
Expected
9/4
1
11/19
1
11/5
1

40
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Jun-10 Dec-10 Jun-11 Dec-11 Jun-12
Northeast Markets –
Northeast Markets –
Forward Energy and Power Prices
Forward Energy and Power Prices
Northeast Nuclear Fleet Forward Energy Prices
Jan 2011 – Apr 2012; Around-the-Clock $/MWh; Excludes Palisades
2012
2013
2014
NYISO Auction-Cleared Capacity Prices
June 2010 – Oct 2012; $/kW-mo
Source: Derived from third party data service
Source: Published prices per NYISO
Spot Auction
Monthly
Strip
ISO-NE Capacity Prices
June 2010 – May 2016; $/kW-mo
Source: Published prices per ISO-NE
1 ISO-NE accepted VY’s bid to delist from the Jun 2015 – May 2016 FCA
#6 capacity market.
2016
35
40
45
50
55
60
65
Jan-11 Apr-11 Jul-11 Oct-11 Jan-12 Apr-12
0.0
1.0
2.0
3.0
4.0
5.0
Jun-10 Jun-12 Jun-14 Jun-16
Forward Capacity Auctions
1
Reconfiguration Auctions
Monthly Auctions
2015

41
Northeast Markets –
Northeast Markets –
New York Zone A Market Prices and Heat Rates
New York Zone A Market Prices and Heat Rates
NYISO Zone A
ATC Forward Prices ($/MWh)
NYISO Zone A
Implied Delivered Heat Rate (Btu/kWh)
2015
2014
2013
2012
Source: Derived from third party data service
Source: Derived from third party data service
2016
2015
2014
2013
2012
2016
25
35
45
55
01/11 04/11 07/11 10/11 01/12 04/12
6,000
7,000
8,000
9,000
01/11 04/11 07/11 10/11 01/12 04/12

42
Northeast Markets –
Northeast Markets –
New York Zone G Market Prices and Heat Rates
New York Zone G Market Prices and Heat Rates
NYISO Zone G
ATC Forward Prices ($/MWh)
NYISO Zone G
Implied Delivered Heat Rate (Btu/kWh)
Source: Derived from third party data service
Source: Derived from third party data service
2015
2014
2013
2012
2016
2015
2014
2013
2012
2016
35
50
65
01/11 04/11 07/11 10/11 01/12 04/12
8,000
9,000
10,000
11,000
01/11 04/11 07/11 10/11 01/12 04/12

43
Northeast Markets –
Northeast Markets –
New England Market Prices and Heat Rates
New England Market Prices and Heat Rates
ISO-NE MASS Hub
ATC Forward Prices ($/MWh)
ISO-NE MASS Hub
Implied Delivered Heat Rate (Btu/kWh)
Source: Derived from third party data service
Source: Derived from third party data service
2015
2014
2013
2012
2016
2015
2014
2013
2012
2016
35
50
65
01/11 04/11 07/11 10/11 01/12 04/12
7,500
8,500
9,500
01/11 04/11 07/11 10/11 01/12 04/12

44 44 44 Appendix II Appendix II Regulation G Reconciliations Regulation G Reconciliations

45 45 45
Regulation G Reconciliations
Regulation G Reconciliations
Table 1:  Entergy Consolidated Debt to Capital, Excluding Securitization Debt
Reconciliation of GAAP to Non-GAAP Measures
2007 – 2011
($ in millions)
2007 2008 2009 2010 2011
Gross debt (a) 11,123 12,279 12,014 11,816 12,387
Less securitization debt (b) 330 310 838 931 1,071
Gross debt, excluding securitization debt (c) 10,793 11,969 11,176 10,885 11,316
Total capitalization (d) 19,297 20,557 20,939 20,623 21,629
Less securitization debt (e) 330 310 838 931 1,071
Total capitalization, excluding securitization debt (f) 18,967 20,247 20,101 19,692 20,558
Debt to capital ratio (a)/(d) 57.6% 59.7% 57.4% 57.3% 57.3%
Debt to capital ratio, excluding securitization debt (c)/(f) 56.9% 59.1% 55.6% 55.3% 55.0%
Cash and cash equivalents (g) 1,254 1,920 1,710 1,294 694
Revolver capacity (h) 1,730 645 1,464 2,354 2,001
Gross liquidity (g)+(h) 2,984 2,565 3,174 3,648 2,695

46 46 46
Regulation G Reconciliations
Regulation G Reconciliations
Table 2:  Entergy Consolidated Net Income
Reconciliation of GAAP to Non-GAAP Measures
1999 – 2011
($ in millions)
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
As-Reported Net Income (a) 552 679 726 599 927 910 898 1,133 1,135 1,221 1,231 1,250 1,346
Less Special Items (b) 23 (36) - (267) (55) 30 (45) 135 (32) (55) (71) (82) (13)
Operational Net Income (a)-(b) 530 715 726 866 982 880 943 998 1,167 1,276 1,302 1,332 1,359
Calculations may differ due to rounding
2005 and 2006 reflect the deconsolidation of Entergy New Orleans, Inc.

47 47 47
Regulation G Reconciliations
Regulation G Reconciliations
Table 3: Entergy Consolidated Annual Special Items
Reconciliation of GAAP to Non-GAAP Measures
1999 – 2011
($ in millions)
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Special Items
Regulatory and reserve
adjustments (65) (22) - - - - - - - - - - -
Change in unbilled revenue
estimate 32 - - - - - - - - - - - -
Depreciation adjustment 11 - - - - - - - - - - - -
SERI refund adjustments (20) - - - - - - - - - - - -
Write-off of start-up costs per
new acct standard (3) - - - - - - - - - - - -
Write-down of Latin American
assets - (28) - - - - - - - - - - -
Gain/loss on disposition of
assets 68 13 1 52 1 - - - - - - - -
Damhead Creek mark to market
gas contract - - 24 - - - - - - - - - -
Write-down of MyHomeKey
investment - - (7) - - - - - - - - - -
Merger expenses - - (14) - - - - - - - - - -
Restructuring costs - - (4) (39) - - - - - - - - -

48 48 48
Regulation G Reconciliations
Regulation G Reconciliations
Table 3: Entergy Consolidated Annual Special Items (continued)
Reconciliation of GAAP to Non-GAAP Measures
1999 – 2011
($ in millions)
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Special Items (continued)
Development costs - - - (21) - - - - - - - - -
Turbine commitment - - - (117) - - - - - - - - -
Asset and contract impairments - - - (142) - - - - - - - - -
SFAS 143 implementation - - - - 133 - - - - - - - -
River Bend loss provision - - - - (66) - - - - - - - -
Voluntary severance plan - - - - (123) - - - - - - - -
Tax benefits on restructuring - - - - - 94 - - - - - - -
Gulf South Pipeline - - - - - 29 - - - - - - -
Reduction in asset sale
reserves - - - - - 6 - - - - - - -
Entergy-Koch, LP gain - - - - - 17 - - - - - - -
Asset impairment reserve - - - - - (36) - - - - - - -
Entergy-Koch Trading - - - - - (79) - - - - - - -
Retail business impairment
reserve - - - - - - (26) - - - - - -
Retail business discontinued
operations - - - - - - (19) - - - - - -

49 49 49
Regulation G Reconciliations
Regulation G Reconciliations
Table 3: Entergy Consolidated Annual Special Items (continued)
Reconciliation of GAAP to Non-GAAP Measures
1999 – 2011
($ in millions)
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Special Items (continued)
Restructuring - Entergy-Koch,
LP distribution - - - - - - - 104 - - - - -
Entergy-Koch, LP gain - - - - - - - 55 - - - - -
ENOI results - - - - - - - 4 - - - - -
Non-Nuclear Wholesale Assets
write-off of tax capital losses - - - - - - - (28) - - - - -
Nuclear alignment - - - - - - - - (32) - - - -
Non-utility nuclear spin-off
expenses - - - - - - - - - (55) (71) (82) -
Transmission business spin-
merge expenses - - - - - - - - - - - - (13)
Total Special Items 23 (36) - (267) (55) 30 (45) 135 (32) (55) (71) (82) (13)
Calculations may differ due to rounding

50 50 50
Regulation G Reconciliations
Regulation G Reconciliations
Table 4:  Entergy Consolidated EPS
Reconciliation of GAAP to Non-GAAP Measures
(Per share in U.S. $)
2012E
Guidance
Range
As-Reported (a) 3.55 – 4.35
Less Special Items through 1Q 2012
Vermont Yankee asset impairment (1.26) – (1.26)
Transmission business spin-merge expenses (0.04) – (0.04)
Total special items (b) (1.30) – (1.30)
Operational (a)-(b) 4.85 – 5.65
1 Originally prepared November 2011, updated January 2012 to reflect 2011 final results and revised April 2012.
2 As-reported earnings guidance will be updated to reflect special items as recorded throughout 2012.
1
2
2012E Guidance Range (after-tax) – Updated April 2012